

June 22, 2009

Mr. Norman F. Swanton
Chief Executive Officer and Chairman
Warren Resources, Inc.
1114 Avenue of the Americas
New York, NY 10036

   Re: **Warren Resources, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Filed March 2, 2009
       Schedule 14A
       Filed April 20, 2009
       File No. 1-34169

       Amendment No. 1 to Registration Statement on Form S-3
       File No. 333-158127
       Filed April 28, 2009

Dear Mr. Swanton:

   We have reviewed the above filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-3

General

1.   We are awaiting your response on our comments issued May 14, 2009 in our review of your registration statement on form S-3 and issue these comments in addition to those already outstanding. To the extent you make changes in your Form 10-K in response to the comments below, please make conforming changes to your Form S-3, as applicable. Further, all comments relating to the staff's open review of your periodic filings will need to be resolved prior to our recommending acceleration of effectiveness of your registration statement.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

2.   Please correct your commission filing number on the cover of your filings to read 001-34169, which was assigned in connection with your filing of the Form 8-A registration statement on September 5, 2008.

Liquidity and Capital Resources, page 54

3.   Expand the first paragraph on page 56 to:
        • Indicate last year's capital expenditure budget;
        • Quantify the portion of 2009 production that will be subject to price swap agreements; and,
        • Explain the term "head count."
        As an alternative provide cross references to detailed discussion of these matters.

4.   Tell us the identity of the outside consultants and how they will assist you. Tell us also what consideration you have given to naming these consultants in these documents and obtaining consents from them to being named.

2009 Capital Expenditure Program, page 57

5.   You indicate that your capital expenditures may be reduced to $6 million for 2009. Indicate how that will be prorated among the items you cite in the third paragraph.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director